news release

Zi Corporation Wins Contract with Kyocera Corp.*

Kyocera plans to make eZiText and eZiType its text messaging standard on
Sanyo-branded mobile phones

CALGARY, AB, July 2, 2008 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) (the “Company” or “Zi”), a leading provider of solutions for mobile search, text input and advertising, today announced that Kyocera Corporation, a leading global handset manufacturer based in Japan, has chosen Zi Corporation’s eZiText™ and eZiType™ predictive text technologies for select devices within its advanced mobile phone portfolio.

This deal not only sees Zi Corporation continue its relationship with Kyocera, but also includes a license to use the award-winning eZiText and eZiType products on Kyocera’s Sanyo-branded mobile handsets worldwide.

Zi Corporation will supply Kyocera with eZiText and eZiType in English, Spanish and several other languages to be implemented in the near future based on customer demand.  Kyocera states that it will be integrating Zi Corporation’s text entry solutions into upcoming Sanyo-branded foreign model phones with QWERTY keypads.  eZiType is now considered by many to be the most advanced predictive text input solution on the market for handsets with QWERTY keypads.

“We have worked with Zi Corporation for many years and have great confidence in the quality of its text-entry solutions,” said Kyocera Corp.  “North America is an important market for Kyocera’s Sanyo-branded handsets and we must have a robust text-entry solution.  In eZiText and eZiType, we believe that Zi Corporation presents an excellent combination of advanced technology, development support and after-sale service that is a strong fit for our keypad layouts.”

Milos Djokovic, President and CEO of Zi Corporation said, “Mobile revenues grew by around 14 percent in 2007, driven largely by increased SMS usage.  Zi is perfectly positioned with its international capabilities to support Kyocera’s growth in this area.  By extending our relationship with Kyocera and introducing them to our eZiType product, we demonstrate how Zi can provide leading OEMs with text-entry solutions suitable for keyboards and any other input devices that appeal to operators on a global scale.  We are delighted that Kyocera has chosen our solutions.”

* Kyocera acquired Sanyo’s mobile phone division in April 2008. The contract was originally made between Zi Corporation of Canada, Inc. and SANYO Electric Co., Ltd. and all rights and obligations arising under the agreement were succeeded to Kyocera Corporation after the combination.

About Kyocera Corporation

Kyocera Corporation (NYSE: KYO) is the parent and global headquarters of the Kyocera Group, founded in 1959 as a producer of advanced ceramics. By combining these engineered materials with metals and plastics, and integrating them with other technologies, Kyocera Corporation has become a leading supplier of telecommunications equipment, solar energy systems, laser printers, copiers, semiconductor packages, electronic components and industrial ceramics. In fiscal year ending March 31, 2008, the company’s net sales totalled 1.29 trillion yen (approximately $12.9 billion). For more information please visit http://www.kyocera.com.

About eZiType

Ideal for physical and virtual keyboard-based mobile devices such as Smartphones, PDAs and gaming consoles, eZiType enhances the mobile user's text entry experience by improving typing speed and spelling accuracy.  Featuring a unique auto-correction feature that automatically presents word corrections for misspelled words combined with innovative predictive text technology from Zi, eZiType eliminates many of the text entry challenges associated with small form factor keyboards by enhancing composition of email and short messages.

About eZiText

eZiText is a user-friendly text input system that enables consumer electronic manufacturers and telecom carriers to provide end users with a richer, more personalized text input experience.  eZiText enables faster and more efficient text entry through predictive entry and word completion; the software also learns usage patterns and new vocabulary.  eZiText supports 60 unique language databases.

About Zi Corporation
 Zi Corporation is a leading provider of discovery and usability solutions for mobile search, input and advertising.  Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices.  Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide.  A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).  For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws.  These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties.  Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission.  Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma™ and Qix™ are trademarks of Zi Corporation and/or its subsidiaries.  Kyocera is a registered trademark of Kyocera Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Milos Djokovic
President and CEO
milos@zicorp.com
+1 (403) 537 9789

BCS PR for Zi Corporation
Emma Tagg
emma@bcspr.co.uk
+44 (0) 115 948 6901

CAMERON Associates for Zi Corporation
Al Palombo
al@cameronassoc.com
+1 (212) 245 8800